As filed with the Securities and Exchange Commission on May 16, 2007
                                                    Registration No. 333 - 14058
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------

                        POST EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                 --------------

                               Brasil Telecom S.A.
                 (F/K/A TELECOMUNICACOES DO PARANA S.A. TELEPAR)
   (Exact name of issuer of deposited securities as specified in its charter)

                                 --------------

                             Brazil Telecom Company
                   (Translation of issuer's name into English)

                                 --------------

                        The Federative Republic of Brazil
            (Jurisdiction of incorporation or organization of issuer)

                                 --------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 --------------

                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6690
               (Address, including zip code, and telephone number,
            including area code, of depositary's principal executive
                                    offices)

                                 --------------

                              CT Corporation System
                         111 Eighth Avenue (13th floor)
                            New York, New York 10011
                                 (212) 894-8940
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                 ----------------------------------------------

                                  Copies to:

   Porfirio F. Ramirez Jr., Esq.                 Herman H. Raspe, Esq.
         Alston & Bird LLP                 Patterson Belknap Webb & Tyler LLP
          90 Park Avenue                      1133 Avenue of the Americas
     New York, New York 10016                   New York, New York 10036

                 ----------------------------------------------

It is proposed that this filing become effective under Rule 466:
                                        |_| immediately upon filing.
                                        |_| on (date) at (time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

                 ----------------------------------------------

                         CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------------
       Title of Each Class of              Amount to be         Proposed Maximum         Proposed Maximum           Amount of
     Securities to be Registered            Registered            Aggregate Price       Aggregate Offering       Registration Fee
                                                                     Per Unit*               Price**
------------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each
representing three (3)  preferred              N/A                     N/A                     N/A                     N/A
shares, no par value, of Brasil
Telecom S.A.
------------------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

The Registrant hereby amends this Post Effective Amendment No.1 to Registration Statement on such date or dates as may be neccessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post Effective Amendment No.1 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post Effective Amendment No.1 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      This Post Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1. Name of Depositary and address of its principal executive       Face of Receipt - Introductory Article.
   office

2. Title of Receipts and identity of deposited securities          Face of Receipt - Top Center.

Terms of Deposit:

       (i)    The amount of deposited securities represented by    Face of Receipt - Upper right corner.
              one American Depositary Share

       (ii)   The procedure for voting, if any, the deposited      Reverse of Receipt - Paragraphs (16)
              securities                                           and (17).

       (iii)  The collection and distribution of dividends         Reverse of Receipt - Paragraph (14).

       (iv)   The transmission of notices, reports and proxy       Face of Receipt - Paragraph (13);
              soliciting material                                  Reverse of Receipt - Paragraphs (16)
                                                                   and (17).

       (v)    The sale or exercise of rights                       Reverse of Receipt - Paragraphs (14)
                                                                   and (16).

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
       (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraphs (3) and (7);
              dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (14) and (18).

       (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (22) and (23) (no
              agreement                                            provision for extensions).

       (viii) Rights of holders of Receipts to inspect the         Face of Receipt - Paragraph (13).
              transfer books of the Depositary and the list of
              holders of Receipts

       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2), (3), (4), (6),
              the underlying securities                            (7), (9) and (10).

       (x)    Limitation upon the liability of the Depositary      Face of Receipt - Paragraph (7);
                                                                   Reverse of Receipt - Paragraphs (19) and (20).

       (xi)   Fees and charges which may be imposed directly or    Face of Receipt - Paragraph (10).
              indirectly on holders of Receipts

Item 2. AVAILABLE INFORMATION                                      Face of Receipt - Paragraph (13).

      The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal office of the depositary.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(i) to this Post Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a)(i) Form of Amendment No. 1 to Deposit Agreement, by and among Brasil Telecom S.A. (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued under the terms of the Deposit Agreement. -- Filed herewith as Exhibit (a)(i)

      (a)(ii) Deposit Agreement, dated as of November 16, 2001, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder (the "Deposit Agreement"). -- Filed herewith as Exhibit
      (a)(ii).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered.*

      (e) Certificate under Rule 466. -- None

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

----------
* Previously filed and incorporated by reference to the Registration Statement on Form F-6 (Reg. No.: 333-14058) with the Commission on October 31, 2001.

      UNDERTAKINGS

(a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement dated as of November 16, 2001, as proposed to be amended by Amendment No. 1 to Deposit Agreement, by and among Brasil Telecom S.A., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, NY, on this 16th day of May, 2007.

                                    Legal entity created by the Deposit
                                    Agreement, as proposed to be amended, for the issuance of American Depositary Shares, each American Depositary Share representing three (3) preferred shares, without par value, of Brasil Telecom S.A.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Teresa Loureiro-Stein
                                        -------------------------------------
                                        Name: Teresa Loureiro-Stein
                                        Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Brasil Telecom S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in the Federative Republic of Brazil, on May 16, 2007.

                                       BRASIL TELECOM S.A.


                                       By: /s/ Paulo Narcelio Simoes Amaral
                                           ----------------------------------
                                           Name: Paulo Narcelio Simoes Amaral
                                           Title: Financial Executive Officer


                                       By: /s/ Fabio de Oliveira Moser
                                           ----------------------------------
                                           Name: Fabio de Oliveira Moser
                                           Title: Corporate Governance and
                                                  Corporate Business Officer

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Ricardo Knoepfelmacher and Paulo Narcelio Simoes Amaral to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Post Effective Amendment No. 1 to Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Post Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on May 16, 2007.

Signature


/s/ Ricardo Knoepfelmacher           Chief Executive Officer
--------------------------------     (Principal Executive Officer)
Ricardo Knoepfelmacher


/s/ Paulo Narcelio Simoes Amaral     Financial Executive Officer
--------------------------------     (Principal Financial Officer and Principal
Paulo Narcelio Simoes Amaral         Accounting Officer)


/s/ Sergio Spinelli Silva Junior     Chairman of the Board of Directors
--------------------------------
Sergio Spinelli Silva Junior


/s/ Pedro Paulo Elejalde de Campos   Director
--------------------------------
Pedro Paulo Elejalde de Campos


/s/ Elemer Andre Suranyi             Director
--------------------------------
Elemer Andre Suranyi

/s/ Ricardo Ferraz Torres            Director
-----------------------------
Ricardo Ferraz Torres


/s/ Antonio Cardoso de Santos        Director
-----------------------------
Antonio Cardoso de Santos


/s/ Emagnor Tessinari Filho          Authorized Representative in the U.S.
-----------------------------
Name: Emagnor Tessinari Filho
Title: Chief Operating Officer and Director of
       Finance of Brasil Telecom of America, Inc.

                                Index to Exhibits

                                                      Sequentially
Exhibit        Document                               Numbered Page
-------        --------                               -------------
(a)(i)         Form of Amendment No. 1 to
               Deposit Agreement
(a)(ii)        Deposit Agreement